Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021

Condensed Consolidated Interim Statements of Financial Position
At September 30, 2022 and December 31, 2021
(Expressed in thousands of United States dollars)

	Note	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$141,917	$305,498
Restricted cash		13,088	—
Marketable securities	3(a), 8(a), 8(b)(iv)	70,048	240,530
Trade and other receivables		79,504	50,260
Inventories	4	225,541	201,622
Derivative assets	8(a)	33,960	124,234
Prepaid expenses and other current assets		28,027	33,549
Assets held for sale	3(a)	—	207,538
		592,085	1,163,231
Non-current assets
Restricted cash		7,493	20,444
Inventories	4	155,953	124,265
Mineral properties, plant and equipment	5	2,739,985	2,497,919
Investments in associates	6	154,417	125,313
Deferred income tax assets		—	10,576
Other non-current assets		34,364	25,613
Total assets		$3,684,297	$3,967,361

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$195,108	$190,116
Current portion of loans and borrowings	7	—	26,667
Derivative liabilities	8(b)	4,704	77,699
Other current liabilities		22,090	22,339
Liabilities relating to assets held for sale	3(a)	—	85,745
		221,902	402,566
Non-current liabilities
Loans and borrowings	7	725,761	514,015
Reclamation and closure cost provisions		86,633	95,565
Derivative liabilities	8(b)	8,289	7,158
Deferred income tax liabilities		295,646	312,198
Other non-current liabilities		42,129	50,514
Total liabilities		1,380,360	1,382,016
Shareholders’ equity
Common shares	9(a)	2,028,594	2,006,777
Reserves		40,209	47,038
Accumulated other comprehensive (loss) income (“AOCI”)		(98,613)	84,939
Retained earnings		333,747	446,591
Total equity		2,303,937	2,585,345
Total liabilities and equity		$3,684,297	$3,967,361
Commitments and contingencies (notes 5(d), 8(b)(v) and 17)
Subsequent events (notes 3(a) and 7)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of (Loss) Income
For the three and nine months ended September 30, 2022 and 2021
(Expressed in thousands of United States dollars, except share and per share amounts)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021(1)	2022	2021(1)
Revenue		$245,132	$245,129	$692,914	$701,055
Cost of sales
Operating expense	10	(188,806)	(152,655)	(511,833)	(439,348)
Depreciation and depletion		(48,887)	(46,780)	(128,153)	(130,477)
		(237,693)	(199,435)	(639,986)	(569,825)
Income from mine operations		7,439	45,694	52,928	131,230
Care and maintenance expense		(2,938)	(6,010)	(8,077)	(15,189)
Exploration expense		(6,152)	(5,629)	(13,876)	(13,318)
General and administration expense	11	(10,944)	(12,444)	(33,848)	(35,293)
(Loss) income from operations		(12,595)	21,611	(2,873)	67,430
Finance expense		(10,309)	(10,687)	(27,923)	(31,206)
Finance income		1,256	1,088	2,977	1,708
Share of net income (loss) of associates	6	4,879	(5,283)	(2,595)	(7,587)
Other (expense) income	12	(11,250)	(18,025)	(62,948)	416,506
(Loss) income before taxes		(28,019)	(11,296)	(93,362)	446,851
Income tax (expense) recovery		(2,099)	3,221	(35,251)	(924)
Net (loss) income		$(30,118)	$(8,075)	$(128,613)	$445,927

Net (loss) income per share
Basic	13	$(0.10)	$(0.03)	$(0.42)	$1.59
Diluted	13	$(0.10)	$(0.03)	$(0.42)	$1.38
Weighted average shares outstanding
Basic	13	304,979,851	300,513,742	303,601,169	279,588,163
Diluted	13	304,979,851	300,513,742	303,601,169	327,988,995
(1)    See Note 2(c)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2022 and 2021
(Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021(1)	2022	2021(1)
Net (loss) income		$(30,118)	$(8,075)	$(128,613)	$445,927
Other comprehensive (loss) income (“OCI”)
Items that may be reclassified subsequently to net income:
Foreign currency translation		(34,302)	(4,995)	(40,503)	(4,121)
Reclassification of cumulative foreign currency translation gain relating to Mercedes to net loss	3(a)	—	—	(1,601)	—
Items that will not be reclassified subsequently to net (loss) income:
Net (decrease) increase in fair value of marketable securities and other investments in equity instruments		(27,139)	(15,108)	(146,922)	22,313
Income tax recovery (expense) relating to change in fair value of marketable securities and other investments in equity instruments		3,602	2,040	21,243	(3,012)
		(57,839)	(18,063)	(167,783)	15,180
Total comprehensive (loss) income		$(87,957)	$(26,138)	$(296,396)	$461,107
(1)    See Note 2(c)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2022 and 2021
(Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022	2021(1)	2022	2021(1)
Cash provided by (used in):
Operating activities
Net (loss) income for the period		$(30,118)	$(8,075)	$(128,613)	$445,927
Adjustments for:
Depreciation and depletion		49,135	48,147	128,991	133,759
Finance expense		10,309	10,687	27,923	31,206
Change in fair value of derivatives	12	15,149	16,714	64,784	(70,074)
Settlements of derivatives	8(b)(i),(ii)	(9,680)	(11,980)	(33,064)	(32,954)
Loss (gain) on disposal of assets	12	52	107	(330)	(90,535)
Gain on bargain purchase of Premier Gold Mines Limited ("Premier")	12	—	—	—	(81,432)
Gain on reclassification of investment in Solaris Resources Inc. ("Solaris")	12	—	—	—	(186,067)
Unrealized foreign exchange (gain) loss		(9,863)	(1,451)	(81)	4,378
Income tax expense (recovery)		2,099	(3,221)	35,251	924
Income taxes paid		(2,960)	(4,613)	(17,383)	(19,753)
Other		(9,670)	2,004	(13,147)	6,497
Operating cash flow before changes in non-cash working capital		14,453	48,319	64,331	141,876
Changes in non-cash working capital	15	39,706	16,438	(53,407)	23,479
		54,159	64,757	10,924	165,355
Investing activities
Expenditures on mineral properties, plant and equipment		(151,490)	(71,505)	(417,572)	(236,786)
Purchase of marketable securities	8(a)	—	—	(5,260)	—
Disposition of marketable securities	8(b)(iv)	—	—	40,060	—
Investments in associates	6	—	—	(3,343)	(30,957)
Investment in Greenstone Gold Mines LP		—	—	—	(50,905)
Acquisition of Premier		—	—	—	8,267
Net proceeds on disposal of assets	3(a),(b)	—	(1,467)	55,604	90,478
Other		(182)	(611)	(3,545)	(1,689)
		(151,672)	(73,583)	(334,056)	(221,592)
Financing activities
Draw down on Credit Facility	7	99,800	—	199,800	—
Transaction costs	7	(3,024)	—	(3,024)	—
Repayment of loans and borrowings		—	(6,668)	(13,333)	(24,316)
Interest paid		(9,242)	(5,932)	(21,066)	(17,352)
Lease payments		(5,501)	(7,116)	(16,932)	(16,067)
Net proceeds from issuance of shares		—	—	—	59,498
Proceeds from exercise of warrants and stock options	9(a)	16	1,195	11,448	16,869
		82,049	(18,521)	156,893	18,632
Effect of foreign exchange on cash and cash equivalents		(2,312)	(6,257)	(1,917)	(7,002)
Decrease in cash and cash equivalents		(17,776)	(33,604)	(168,156)	(44,607)
Cash and cash equivalents – beginning of period		159,693	333,923	310,073	344,926
Cash and cash equivalents – end of period		$141,917	$300,319	$141,917	$300,319
(1)    See Note 2(c)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2022 and 2021
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves	AOCI	Retained Earnings (Deficit)	Total
Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	8(b)(iii), 9(a)	3,731,171	21,817	(9,766)	—	—	12,051
Share-based compensation	9(c)	—	—	2,937	—	—	2,937
Disposition of marketable securities	8(b)(iv)	—	—	—	(15,769)	15,769	—
Net loss and total comprehensive loss		—	—	—	(167,783)	(128,613)	(296,396)
Balance – September 30, 2022		305,055,775	$2,028,594	$40,209	$(98,613)	$333,747	$2,303,937

Balance – December 31, 2020		242,354,406	$1,518,042	$38,779	$—	$(108,298)	$1,448,523
Shares and options issued on acquisition of Premier		47,373,723	399,613	8,155	—	—	407,768
Shares issued in private placements		7,500,000	59,595	—	—	—	59,595
Shares issued on exercise of warrants and stock options, and settlement of RSUs	8(b)(iii), 9(a)	3,405,850	27,639	(6,671)	—	—	20,968
Share-based compensation	9(c)	—	—	6,718	—	—	6,718
Share issue costs		—	(97)	—	—	—	(97)
Net income and total comprehensive income	2(c)	—	—	—	15,180	445,927	461,107
Balance – September 30, 2021		300,633,979	$2,004,792	$46,981	$15,180	$337,629	$2,404,582
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company's corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project (“Greenstone”) in which the Company has a 60% interest.
On April 21, 2022, the Company completed the sale of its Mercedes Mine in Mexico ("Mercedes"), the assets and liabilities of which were classified as held for sale at December 31, 2021 (note 3(a)).
On April 7, 2021, the Company completed the acquisition of Premier ("the Premier Acquisition") which included the acquisition of a 50% interest in Greenstone and a 100% interest in Mercedes. On April 16, 2021, the Company completed the acquisition of an additional 10% interest in Greenstone. The results of operations of Premier and the additional 10% interest in Greenstone are included in these condensed consolidated interim financial statements from the dates of acquisition.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Reporting Standards ("IFRS") and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021. The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2021.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on November 2, 2022.
(b)Amended IFRS standard not yet effective
In May 2021, the IASB issued Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and apply to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.
(c)Retrospective adjustment relating to the accounting for the Premier Acquisition
At December 31, 2021, the Company finalized the fair value measurements of the assets acquired and liabilities assumed in connection with the Premier Acquisition. Upon finalization of the acquisition-date fair values of the assets acquired and liabilities assumed, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date and recognized a bargain purchase gain of nil and $81.4 million during the three and nine months ended September 30, 2021, respectively. As a result of the retrospective adjustments to the provisional amounts recognized for the assets acquired and liabilities assumed in the Premier Acquisition, the Company made adjustments to recognize an additional $3.5 million and $7.7 million in depreciation and depletion, nil and $0.1 million in operating expense and $0.7 million and $1.5 million in deferred tax recovery for the three and nine months ended September 30, 2021, respectively.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
3.    CORPORATE TRANSACTIONS
(a)Sale of Mercedes
On April 21, 2022, the Company completed the sale of Mercedes, the assets and liabilities of which were classified as held for sale at December 31, 2021, to Bear Creek Mining Corporation (“Bear Creek”) (the “Mercedes Transaction”) for the following consideration:
•$75 million in cash received on closing of the Mercedes Transaction;
•$25 million in cash receivable on or before October 21, 2022 (the "Deferred Payment").
•24,730,000 common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek at the time of closing the Mercedes Transaction; and
•a 2% net smelter return ("NSR") on production from Mercedes.
The fair value of the consideration received totaled $135.4 million which included the fair values of the cash payment received on closing, the amount receivable of $24.6 million, the equity interest in Bear Creek of $23.3 million, the 2% NSR on production from Mercedes of $9.9 million and a working capital adjustment of $2.6 million. The fair value of the Bear Creek common shares received was determined based on Bear Creek's quoted common share price of C$1.18 ($0.94) per share on the date of disposition. The fair value of the NSR was estimated using a discounted cash flow model. The Company recognized a loss on sale of $7.0 million in other expense for the nine months ended September 30, 2022, which represents the difference between the fair value of the consideration received, net of transaction costs of $3.8 million, and the carrying amounts of the assets and liabilities derecognized, and the cumulative foreign currency translation gain of $1.6 million reclassified from AOCI to net loss related to certain subsidiaries disposed of which had a functional currency other than the US dollar ("USD").
The equity interest in Bear Creek is included within marketable securities and measured at fair value through OCI ("FVOCI") with changes in fair value recognized in OCI. On initial recognition, the NSR was recognized as mineral properties. The NSR was subsequently sold on June 28, 2022 (note 3(b)).
The Company granted an extension to Bear Creek to revise the due date of the Deferred Payment and on October 26, 2022, the parties agreed to extending the Deferred Payment with Bear Creek providing a promissory note with a maturity date of October 21, 2024 (the "Note"). Monthly principal and interest payments will commence on February 1, 2023 equal to 50% of Bear Creek's monthly free cash flows, calculated as consolidated revenue, less operating expenditures, capital expenditures, taxes paid, reclamation expenditures, metal stream obligations, scheduled debt service payments, and changes in consolidated working capital, subject to a minimum monthly repayment of $0.5 million. The remaining outstanding principal and accrued interest will be due on maturity.
The Note is subject to an annual interest rate of 12.5% plus the higher of the 90-day average Secured Overnight Financing Rate ("SOFR") or 2.5%, compounded annually. The amounts owing under the Note will be secured by a pledge of the shares or other equity interests in the Bear Creek holding companies that own Mercedes, the Corani silver-lead-zinc project and other major assets or projects acquired by Bear Creek or its subsidiaries in the future. Bear Creek may prepay, without penalty, any portion of the Note at any time before the maturity date.
In addition to the Note, Bear Creek will grant the Company five million share purchase warrants, subject to regulatory approval. The warrants are exercisable six months following the date of grant for a period of three years, with each warrant exercisable into one common share of Bear Creek at a 15% premium to the 5-day volume weighted average price of the shares on the grant date.
(b)Sale of royalty interests and other assets
On June 28, 2022, the Company completed the sale of a portfolio of royalty interests and other assets to Sandbox Royalties Corp ("Sandbox"), formerly Rosedale Resources Ltd., in exchange for 51,933,661 common shares of Sandbox, representing a 35% interest at the time of closing with a total fair value of $28.4 million, and recognized a gain on sale of $8.5 million in other expense for the nine months ended September 30, 2022. The fair value of the Sandbox common shares received was determined based on the concurrent private placement common share price of C$0.70 ($0.54) per share. The portfolio sold was mainly comprised of the Mercedes NSR royalty asset (note 3(a)), the Pilar NSR royalty asset that the Company received as partial consideration for the sale of its Pilar Mine ("Pilar") in April 2021, and certain cash received and receivable from a previous asset sale. Concurrent with the sale, Sandbox also acquired a portfolio of royalty interests from Sandstorm Gold Royalties (together with the purchase of royalty interests and other assets from Equinox Gold, collectively referred to as the "Sandbox Transaction") in exchange for common shares of Sandbox, a convertible promissory note payable and cash.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
3.    CORPORATE TRANSACTIONS (CONTINUED)
(b)Sale of royalty interests and other assets (continued)
In connection with the Sandbox Transaction, the Company participated in the Sandbox private placement financing, purchasing 6,155,912 common shares of Sandbox at C$0.70 per share, for a total investment of $3.3 million. Subsequent to the financing, the Company's interest in Sandbox was reduced to 34.4%.
The Company's 34.4% interest in Sandbox is accounted for as an investment in associate (note 6) using the equity method.
4.    INVENTORIES

	September 30, 2022	December 31, 2021
Heap leach ore	$296,187	$258,197
Stockpiled ore	14,360	11,118
Work-in-process	16,369	17,400
Finished goods	3,623	3,395
Supplies	50,955	35,777
Total inventories	$381,494	$325,887

Classified and presented as:
Current	$225,541	$201,622
Non-current	155,953	124,265
	$381,494	$325,887
The non-current inventories at September 30, 2022 and December 31, 2021 relate to heap leach ore at the Mesquite Mine ("Mesquite") and the Castle Mountain Mine ("Castle Mountain") not expected to be recovered within 12 months of the reporting date.
At September 30, 2022, the Company's total provision for obsolete and slow-moving supplies inventories was $16.1 million (December 31, 2021 – $14.1 million).
During the three and nine months ended September 30, 2022, the Company recognized within cost of sales $29.3 million and $48.5 million, respectively (2021 – $5.1 million and $20.6 million, respectively) in write-downs of inventories to net realizable value, mainly relating to heap leach ore at the Los Filos Mine ("Los Filos").

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties(a)	Plant and equipment(1)	Construction- in-progress(b)	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2021	$1,898,978	$666,243	$177,898	$51,424	$2,794,543
Additions	139,152	55,752	284,117	—	479,021
Transfers	65,734	55,837	(121,571)	—	—
Disposals	(22,035)	(2,688)	—	—	(24,723)
Change in reclamation and closure cost asset	(14,045)	—	—	—	(14,045)
Foreign currency adjustment	(30,951)	(1,266)	(20,242)	(695)	(53,154)
Balance – September 30, 2022	$2,036,833	$773,878	$320,202	$50,729	$3,181,642

Accumulated depreciation and depletion
Balance – December 31, 2021	$183,002	$113,622	$—	$—	$296,624
Depreciation and depletion	94,857	53,280	—	—	148,137
Disposals	(514)	(2,228)	—	—	(2,742)
Foreign currency adjustment	—	(362)	—	—	(362)
Balance – September 30, 2022	$277,345	$164,312	$—	$—	$441,657

Net book value
At December 31, 2021	$1,715,976	$552,621	$177,898	$51,424	$2,497,919
At September 30, 2022	$1,759,488	$609,566	$320,202	$50,729	$2,739,985
(1)    Included in plant and equipment additions during the nine months ended September 30, 2022 was $8.9 million in additions to right-of-use assets.
(a)Non-depletable mineral properties
Mineral properties at September 30, 2022 includes $427.6 million (December 31, 2021 – $459.0 million) relating to mineral interests at Los Filos and Greenstone which are currently not subject to depletion. At December 31, 2021, mineral properties also included $51.7 million relating to mineral interests at Santa Luz which were not subject to depletion (note 5(b)).
(b)Construction-in-progress
During the nine months ended September 30, 2022, the Company capitalized $47.9 million and $235.1 million of costs incurred at Santa Luz and Greenstone, respectively, to construction-in-progress. The amounts capitalized to construction-in-progress include $7.3 million of borrowing costs incurred and $3.4 million of depreciation and depletion.
On September 30, 2022, based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management. Accordingly, the capitalized development and construction costs of $121.6 million on such date were reclassified from construction-in-progress to mineral properties and plant and equipment. Depreciation and depletion of total mineral properties of $116.7 million and plant and equipment of $154.4 million at Santa Luz will commence on October 1, 2022.
(c)Impairment
The Company reviews the carrying amounts of its mineral properties, plant and equipment at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. This review is generally performed on a property-by-property basis with each property representing a cash-generating unit ("CGU").

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT (CONTINUED)
(c)Impairment (continued)
On October 19, 2022, the Company released a Feasibility Study for Los Filos with an effective date of June 30, 2022, which considered continued development of the Bermejal underground deposit and the construction of a carbon-in-leach processing plant which would extend Los Filos’ mine life. As the net present value of the Feasibility Study was less than the carrying value of the Los Filos CGU, Management concluded that the difference was an indicator of impairment. As a result, the Company determined the recoverable amount of the Los Filos CGU as at September 30, 2022. The recoverable amount, being its fair value less costs of disposal, was calculated based on a discounted cash flow model for mineral reserves using a discount rate of 7.5% and an in-situ value for unmodelled mineral resources (Level 3 of the fair value hierarchy). The projected cash flows for mineral reserves were derived from the Feasibility Study and are significantly affected by assumptions related to future metal prices, production based on current estimates of mineral reserves, future operating costs and capital expenditures, and future foreign exchange rates. The discounted cash flow model used long term gold and silver prices of $1,650 per ounce and $21.50 per ounce, respectively. The in-situ value for mineral resources was estimated by reference to comparable market transactions.
The Company determined that the recoverable amount of the Los Filos CGU at September 30, 2022 was more than the carrying amount and that no impairment loss was required to be recognized.
(d)Royalty arrangements
Certain of the Company's mineral properties are subject to royalty arrangements based on their NSRs, gross revenues and other measures. At September 30, 2022, the Company's significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	Weighted average life of mine NSR of 2%
Castle Mountain	2.65% NSR
Los Filos	3% of gross sales at Xochipala concession; 0.5% gross revenues
Aurizona	1.5% of gross sales; 3-5% sliding scale NSR based on gold price
Fazenda	0.75-1.5% of gross sales
RDM	1-1.5% of gross sales
Santa Luz	1.375% of gross gold sales; 2% of gross sales
6.    INVESTMENTS IN ASSOCIATES
At September 30, 2022, the Company had a 25.3% interest in i-80 Gold Corp. ("i-80 Gold") and a 34.4% interest in Sandbox (December 31, 2021 – 25.5% interest in i-80 Gold).
The following table summarizes the changes in the carrying amounts of the Company’s investments in i-80 Gold and Sandbox during the nine months ended September 30, 2022:

	i-80 Gold	Sandbox	Total
Balance – December 31, 2021	$125,313	$—	$125,313
Received as consideration in Sandbox Transaction	—	28,356	28,356
Shares acquired	—	3,343	3,343
Share of net loss	(2,595)	—	(2,595)
Balance – September 30, 2022	$122,718	$31,699	$154,417
As consideration for the assets sold to Sandbox (note 3(b)), the Company received 51,933,661 common shares of Sandbox, representing a 35% interest in Sandbox, with a total fair value of $28.4 million. Sandbox is a mining royalty corporation with royalty assets primarily located in the Americas and Europe. In connection with the Sandbox Transaction, the Company participated in Sandbox's private placement financing, purchasing 6,155,912 common shares for a total consideration of $3.3 million.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
6.    INVESTMENTS IN ASSOCIATES (CONTINUED)
Summarized financial information in respect of i-80 Gold as at September 30, 2022 and December 31, 2021 is set out below. The summarized financial information is based on amounts included in i-80 Gold's most recent available consolidated financial statements prepared in accordance with IFRS as of June 30, 2022 and September 30, 2021, respectively, adjusted for certain material transactions during the three months ended December 31, 2021, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of interest in the associate.

	i-80 Gold
	September 30, 2022	December 31, 2021
Cash and cash equivalents	$100,980	$51,627
Other current assets	42,750	55,606
Non-current assets	553,574	131,426
Total assets	697,304	238,659
Current liabilities	47,001	12,956
Non-current liabilities	242,690	18,493
Total liabilities	289,691	31,449
Net assets (100%)	407,613	207,210
Equinox Gold's share of net assets	103,174	52,814
Adjustments to Equinox Gold's share of net assets	19,544	72,499
Carrying amount	$122,718	$125,313
7.    LOANS AND BORROWINGS

	September 30, 2022	December 31, 2021
Credit Facility	$460,125	$279,621
2020 Convertible Notes	131,451	129,320
2019 Convertible Notes	134,185	131,741
Total loans and borrowings	$725,761	$540,682

Classified and presented as:
Current	$—	$26,667
Non-current	725,761	514,015
	$725,761	$540,682
Prior to July 28, 2022, the Credit Facility was comprised of a $400 million Revolving Facility and a $100 million non-revolving term loan ("Term Loan"). On July 28, 2022, the Company amended its Credit Facility, increasing the Revolving Facility size from $400 million to $700 million and extending the maturity from March 8, 2024 to July 28, 2026. The amended Credit Facility also provides for an uncommitted accordion feature which permits the Company to request an increase in the principal amount of the facility by up to $100 million. Upon closing of the amended Credit Facility, the Company rolled the outstanding principal balance of $73.3 million under the Term Loan into the Revolving Facility.
On amendment, the Company recognized a modification gain of $5.0 million to reflect the adjusted amortized cost of the Credit Facility, calculated as the present value of the modified contractual cash flows discounted using the original weighted average effective interest rate. The effective interest rate after the effect of additional transaction costs incurred on modification of $3.0 million was 5.7%.
During the three and nine months ended September 30, 2022, the Company drew down $99.8 million and $199.8 million, respectively, on its Revolving Facility. In October 2022, the Company drew down an additional $100 million. On November 2, 2022, there was $127.2 million undrawn on the Revolving Facility.
Amounts drawn under the Revolving Facility are subject to variable interest rates at the applicable term rate based on SOFR plus an applicable margin of 2.25% to 3.50%, based on the Company's total net leverage ratio, and a credit spread adjustment of 0.10% to 0.25%, based on the interest period.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
7.    LOANS AND BORROWINGS (CONTINUED)
The Revolving Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. At September 30, 2022, the Company was in compliance with these covenants.
8.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company's derivative assets measured at fair value through profit or loss ("FVTPL"):

	September 30, 2022	December 31, 2021
Solaris Warrants	$31,062	$122,919
i-80 Gold Warrants	—	581
Gold deliveries	938	952
Foreign exchange contracts (note 8(b)(i))	1,973	—
	$33,973	$124,452

Classified and presented as:
Current	$33,960	$124,234
Non-current	13	218
	$33,973	$124,452
Solaris Warrants
The following table summarizes the change in Solaris Warrants outstanding during the nine months ended September 30, 2022:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2021	10,218,750	$1.74
Exercised	(1,000,000)	6.75
Outstanding – September 30, 2022	9,218,750	$1.20
At September 30, 2022, the Company held 9,218,750 warrants that are each exercisable into one common share of Solaris at an exercise price of C$1.20. Of the outstanding warrants at September 30, 2022, 1.7 million expire in November 2022, with the remaining warrants expiring in May 2023. On April 28, 2022, the Company exercised one million warrants to purchase one million common shares of Solaris at C$6.75 per share. The total investment of $9.8 million, which includes the fair value of the warrants of $4.5 million derecognized on exercise, was recognized as marketable securities measured at FVOCI.
The following table summarizes the changes in the carrying amounts of the outstanding Solaris Warrants during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Balance – beginning of period	$45,026	$86,084	$122,919	$—
Exercised	—	—	(4,497)	—
Reclassification of investment in Solaris	—	—	—	61,671
Change in fair value	(13,964)	(10,506)	(87,360)	13,907
Balance – end of period	$31,062	$75,578	$31,062	$75,578

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
Solaris Warrants (continued)
The fair values of the Solaris Warrants at September 30, 2022 and December 31, 2021 were determined using the Black Scholes option pricing model with the following weighted average assumptions:

	September 30, 2022	December 31, 2021
Risk-free rate	3.84%	0.78%
Expected life	0.6 years	1.0 year
Expected volatility	60.6%	62.8%
Expected dividend	0.0%	0.0%
Exercise price (C$)	$1.20	$1.74
Share price (C$)	$5.80	$16.94
(b)Derivative liabilities
The following is a summary of the Company's derivative liabilities measured at FVTPL:

	September 30, 2022	December 31, 2021
Foreign exchange contracts(i)	$4,958	$12,061
Gold collar and forward contracts(ii)	—	33,336
Equinox Gold warrant liability(iii)	817	5,177
Solaris warrant liability(iv)	—	27,697
Contingent consideration – Greenstone(v)	7,218	6,586
	$12,993	$84,857

Classified and presented as:
Current	$4,704	$77,699
Non-current	8,289	7,158
	$12,993	$84,857
(i)Foreign exchange contracts
The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal ("BRL"), the Mexican Peso ("MXN") and the Canadian Dollar ("CAD"). At September 30, 2022, the Company had in place USD:BRL, USD:MXN and USD:CAD put and call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options' weighted average strike price	Put options' weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$111,581	$22,000	5.17	6.16
MXN	113,000	7,500	20.43	23.97
CAD(1)	59,321	9,841	1.28	1.31
(1)    USD notional amount calculated as the CAD notional amount translated using the spot exchange rate at September 30, 2022.
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in other income or expense.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(i)Foreign exchange contracts (continued)
The following table summarizes the changes in the carrying amounts of the outstanding foreign exchange contracts during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Balance – beginning of period	$169	$4,897	$12,061	$12,507
Change in fair value	3,889	10,740	(9,007)	3,001
Settlements	(1,073)	(1,870)	(69)	(1,741)
Balance – end of period	$2,985	$13,767	$2,985	$13,767
The fair value of the foreign exchange contracts at September 30, 2022 was a net liability of $3.0 million (December 31, 2021 – $12.1 million) which was presented as follows:

	September 30, 2022	December 31, 2021
Net liability presented as:
Current derivative assets	$1,960	$—
Current derivative liabilities	(3,887)	(11,489)
Non-current derivative assets	13	—
Non-current derivative liabilities	(1,071)	(572)
	$(2,985)	$(12,061)
(ii)Gold collar and forward contracts
As part of the Company's acquisition of Leagold Mining Corporation in March 2020, the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,425 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. At September 30, 2022, the Company had no ounces remaining to be delivered under its gold collar and forward contracts.
The gold collar and forward contracts were not designated as hedges and were measured at fair value, determined based on forward gold prices, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the carrying amounts of the gold collar and forward contracts outstanding during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Balance – beginning of period	$10,641	$48,679	$33,336	$91,393
Change in fair value	(2,034)	(916)	(341)	(22,527)
Settlements	(8,607)	(10,110)	(32,995)	(31,213)
Balance – end of period	$—	$37,653	$—	$37,653

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Equinox Gold warrant liability
The following table summarizes the changes in the Company's outstanding share purchase warrants, which have exercise prices denominated in Canadian dollars and are therefore accounted for as derivative financial liabilities measured at FVTPL with changes in fair value recognized in other income or expense:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2021	1,669,517	$8.69
Exercised	(393,400)	10.42
Expired	(662,000)	10.81
Outstanding – September 30, 2022	614,117	$5.30
The following table summarizes information about the Company's outstanding share purchase warrants at September 30, 2022:

Range of exercise price (C$)	Number of warrants	Weighted average exercise price (C$)	Expiry dates
$5.05 - $5.30(1)	614,117	$5.30	December 2022 - May 2023
(1)    The outstanding warrants at September 30, 2022 are exercisable into one common share of Equinox Gold and one-quarter of a common share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.
The following table summarizes the changes in the carrying amounts of the Company's outstanding share purchase warrants during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Balance – beginning of period	$1,381	$8,978	$5,177	$50,666
Exercised	—	(2)	(603)	(4,099)
Issued in Premier Acquisition	—	—	—	505
Change in fair value	(564)	(4,177)	(3,757)	(42,273)
Balance – end of period	$817	$4,799	$817	$4,799
The fair values of the Company's outstanding share purchase warrants at September 30, 2022 and December 31, 2021 were determined using the Black Scholes option pricing model with the following weighted average inputs:

	September 30, 2022	December 31, 2021
Risk-free rate	3.79%	0.34%
Expected life	0.6 years	0.6 years
Expected volatility	60.4%	46.8%
Expected dividend	0.0%	0.0%
Share price (C$)	$6.46	$11.60

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iv)Solaris warrant liability
In connection with the sale of the Company's partial interest in Solaris in April 2021, the Company granted share purchase warrants that are exercisable into five million common shares of Solaris held by the Company at a price of C$10.00 per share to the buyer. The warrants were accounted for as current derivative financial liabilities measured at FVTPL with changes in fair value recognized in other income or expense.
On April 20, 2022, all the outstanding warrants were exercised. The Company received $40.1 million (C$50 million) on exercise of the warrants and derecognized the carrying amounts of the marketable securities and Solaris warrant liability of $56.4 million and $16.3 million, respectively. In addition, the Company transferred the cumulative gain of $15.8 million, net of tax of $2.5 million, from AOCI to retained earnings.
The following table summarizes the changes in the carrying amounts of the Company's Solaris warrant liability during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Balance – beginning of period	$—	$14,314	$27,697	$—
Issued in connection with sale of partial interest in Solaris	—	—	—	9,107
Change in fair value	—	(5,338)	(11,384)	(131)
Exercised	—	—	(16,313)	—
Balance – end of period	$—	$8,976	$—	$8,976
(v)Contingent consideration – Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed contingent payment obligations. The obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone has been accounted for as a derivative financial liability measured at FVTPL. The fair value of the contingent consideration is determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.
During the three and nine months ended September 30, 2022, the Company recognized a gain of $0.2 million and loss of $0.6 million, respectively (three and nine months ended September 30, 2021 – loss of $0.9 million and $1.2 million, respectively) on revaluation of the derivative liability in other expense.
9.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
During the nine months ended September 30, 2022, the Company issued 3.7 million common shares on exercise of warrants and stock options and settlement of RSUs and pRSUs (2021 – 3.4 million). The average exercise price of warrants and stock options exercised during the nine months ended September 30, 2022 were C$10.42 and C$4.14, respectively (2021 – C$8.41 and C$5.80, respectively).
(b)Share-based compensation plans
Equity-settled RSUs and pRSUs
During the nine months ended September 30, 2022, the Company granted 0.7 million equity-settled RSUs and 0.5 million pRSUs to directors, officers and employees with a weighted average grant date fair value of $6.02 and $6.56, respectively. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company's total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
9.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(b)Share-based compensation plans (continued)
Equity-settled RSUs and pRSUs (continued)
Share-based compensation expense related to the RSUs, based on the grant date fair value, is recognized over the vesting period with the cumulative amount recognized adjusted to reflect the number of RSUs expected to vest at each reporting date. Share-based compensation expense related to the pRSUs that vest based on market conditions is recognized over the three-year vesting period based on the grant date fair value of the award.
Cash-settled RSUs and pRSUs
During the nine months ended September 30, 2022, the Company granted 0.4 million cash-settled RSUs and 0.1 million pRSUs to directors, officers and employees with a weighted average grant date fair value of $7.24. The RSUs granted vest over a period of three years. The pRSUs granted are subject to a multiplier of 0% to 200% of the number of units granted based on the Company's total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
The fair values of the cash-settled RSUs and pRSUs are recognized as share-based compensation expense over the vesting period with a corresponding increase to liabilities. The liabilities are remeasured at the end of each reporting period and at the date of settlement, based on the current quoted market price of the Company's common shares and the number of RSUs and pRSUs expected to vest, with any changes in fair value recognized in share-based compensation in net income or loss.
(c)Share-based compensation
The following table summarizes the Company's share-based compensation recognized during the three and nine months ended September 30, 2022 and 2021:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
RSUs and pRSUs	$574	$1,922	$3,378	$5,334
PSUs	—	75	—	(278)
Deferred Share Units	(144)	(49)	(645)	(512)
Stock options	—	45	66	1,631
Total share-based compensation	$430	$1,993	$2,799	$6,175

Recognized in the consolidated financial statements as follows:
Equity-settled:
General and administration expense	$358	$1,522	$2,615	$5,985
Operating expense (recovery)	53	234	(10)	669
Capitalized within construction-in-progress	51	23	332	64
Cash-settled:
General and administration (recovery) expense	(80)	76	(333)	(739)
Operating expense	48	127	195	177
Exploration expense	—	11	—	19
Total share-based compensation	$430	$1,993	$2,799	$6,175

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
10.    OPERATING EXPENSE
Operating expense during the three and nine months ended September 30, 2022 and 2021 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Raw materials and consumables	$77,971	$72,242	$216,529	$190,786
Salaries and employee benefits	27,904	27,586	90,912	85,005
Contractors	43,319	31,129	115,535	79,486
Repairs and maintenance	14,084	17,466	39,623	35,112
Site administration	18,360	11,828	59,176	50,662
Royalties	5,860	7,685	15,324	18,625
	187,498	167,936	537,099	459,676
Change in inventories	1,308	(15,281)	(25,266)	(20,328)
Total operating expense	$188,806	$152,655	$511,833	$439,348
11.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three and nine months ended September 30, 2022 and 2021 consists of the following expenses by nature:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Salaries and benefits	$5,017	$4,002	$14,923	$9,896
Share-based compensation	278	1,598	2,282	5,246
Professional fees	2,877	3,128	8,667	10,038
Office and other expenses	2,524	3,290	7,138	9,150
Depreciation	248	426	838	963
Total general and administration expense	$10,944	$12,444	$33,848	$35,293
12.    OTHER (EXPENSE) INCOME
Other (expense) income during the three and nine months ended September 30, 2022 and 2021 consists of the following:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Foreign exchange loss	$(586)	$(1,917)	$(3,542)	$(6,543)
Change in fair value of foreign exchange contracts (note 8(b)(i))	(3,889)	(10,740)	9,007	(3,001)
Change in fair value of gold contracts (note 8(b)(ii))	2,034	916	341	22,527
Change in fair value of warrants (notes 8(a),8(b)(iii),8(b)(iv))	(13,421)	1,013	(72,800)	58,329
Gain on modification of credit facility (note 7)	4,958	—	4,958	—
Loss on sale of Mercedes (note 3(a))	—	—	(7,006)	—
(Loss) gain on disposal of assets (note 3(b))	(52)	(3)	7,336	(4,374)
Gain on bargain purchase of Premier (note 2(c))	—	—	—	81,432
Gain on sale of Pilar and partial interest in Solaris	—	—	—	95,717
Gain on reclassification of investment in Solaris	—	—	—	186,067
Other expense	(294)	(7,294)	(1,242)	(13,648)
Total other (expense) income	$(11,250)	$(18,025)	$(62,948)	$416,506

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
13.    NET (LOSS) INCOME PER SHARE
The calculations of basic and diluted net (loss) income per share ("EPS") for the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended September 30,
	2022			2021
	Weighted average shares outstanding	Net (loss)	Net (loss) per share	Weighted average shares outstanding	Net (loss)	Net (loss) per share
Basic EPS	304,979,851	$(30,118)	$(0.10)	300,513,742	$(8,075)	$(0.03)
Dilutive stock options	—	—		—	—
Dilutive RSUs and pRSUs	—	—		—	—
Dilutive Convertible Notes	—	—		—	—
Dilutive warrants	—	—		—	—
Diluted EPS	304,979,851	$(30,118)	$(0.10)	300,513,742	$(8,075)	$(0.03)

	Nine months ended September 30,
	2022			2021
	Weighted average shares outstanding	Net (loss)	Net (loss) per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	303,601,169	$(128,613)	$(0.42)	279,588,163	$445,927	$1.59
Dilutive stock options	—	—		1,221,832	—
Dilutive RSUs and pRSUs	—	—		1,726,208	—
Dilutive Convertible Notes	—	—		44,458,210	12,953
Dilutive warrants	—	—		994,582	(6,364)
Diluted EPS	303,601,169	$(128,613)	$(0.42)	327,988,995	$452,516	$1.38

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
14.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following tables present significant information about the Company's reportable operating segments as reported to the Company's chief operating decision maker:

Three months ended September 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expense	Income (loss) from operations
Mesquite	$76,678	$(35,607)	$(15,509)	$—	$—	$25,562
Castle Mountain	8,804	(5,632)	(836)	—	—	2,336
Los Filos	38,844	(70,787)	(11,221)	(89)	—	(43,253)
Aurizona	43,864	(25,689)	(8,255)	(1,766)	—	8,154
Fazenda	28,956	(18,029)	(11,087)	(1,337)	—	(1,497)
RDM	17,539	(13,181)	(1,972)	(67)	(2,312)	7
Santa Luz(1)	30,447	(19,881)	—	(2,637)	(579)	7,350
Greenstone	—	—	(7)	(252)	—	(259)
Corporate	—	—	—	(4)	(10,991)	(10,995)
	$245,132	$(188,806)	$(48,887)	$(6,152)	$(13,882)	$(12,595)

Three months ended September 30, 2021
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expense	Income (loss) from operations
Mesquite	$40,050	$(25,137)	$(4,034)	$—	$—	$10,879
Castle Mountain	13,115	(5,050)	(1,024)	(204)	—	6,837
Los Filos(2)	57,119	(49,144)	(8,118)	(85)	(5,959)	(6,187)
Mercedes	18,758	(9,483)	(8,590)	(626)	—	59
Aurizona	59,417	(26,767)	(9,496)	(1,490)	—	21,664
Fazenda	27,954	(13,695)	(8,386)	(462)	—	5,411
RDM	28,716	(23,379)	(7,132)	(122)	—	(1,917)
Santa Luz	—	—	—	(1,056)	397	(659)
Greenstone	—	—	—	(1,392)	(304)	(1,696)
Corporate	—	—	—	(192)	(12,588)	(12,780)
	$245,129	$(152,655)	$(46,780)	$(5,629)	$(18,454)	$21,611

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
14.    SEGMENT INFORMATION (CONTINUED)

Nine months ended September 30, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expense	Income (loss) from operations
Mesquite	$172,091	$(89,282)	$(32,652)	$—	$—	$50,157
Castle Mountain	31,223	(17,061)	(2,741)	(5)	—	11,416
Los Filos	169,748	(199,145)	(32,291)	(266)	—	(61,954)
Mercedes(3)	28,806	(15,435)	(753)	(651)	—	11,967
Aurizona	125,666	(81,163)	(24,135)	(2,745)	—	17,623
Fazenda	81,631	(49,197)	(30,183)	(2,081)	—	170
RDM	43,782	(36,994)	(5,391)	(2,094)	(7,372)	(8,069)
Santa Luz(1)	39,967	(23,556)	—	(5,277)	(579)	10,555
Greenstone	—	—	(7)	(690)	—	(697)
Corporate	—	—	—	(67)	(33,974)	(34,041)
	$692,914	$(511,833)	$(128,153)	$(13,876)	$(41,925)	$(2,873)

Nine months ended September 30, 2021
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expense	Income (loss) from operations
Mesquite	$126,240	$(77,932)	$(12,667)	$—	$—	$35,641
Castle Mountain	29,971	(11,424)	(2,412)	(869)	—	15,266
Los Filos(2)	158,459	(155,471)	(23,776)	(255)	(14,185)	(35,228)
Mercedes(3)	38,049	(18,963)	(16,539)	(641)	—	1,906
Aurizona	167,491	(74,884)	(26,865)	(3,140)	—	62,602
Fazenda	82,324	(38,741)	(23,957)	(3,407)	—	16,219
RDM	81,757	(51,225)	(16,906)	(196)	—	13,430
Santa Luz	—	—	—	(2,989)	—	(2,989)
Greenstone(4)	—	—	—	(1,392)	(1,336)	(2,728)
Corporate and other(5)	16,764	(10,708)	(7,355)	(429)	(34,961)	(36,689)
	$701,055	$(439,348)	$(130,477)	$(13,318)	$(50,482)	$67,430
(1)The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz was operating as intended by management on September 30, 2022. Depreciation and depletion of capitalized costs at Santa Luz will commence on October 1, 2022 (note 5(b)).
(2)Other expense at Los Filos for the three and nine months ended September 30, 2021 relates to care and maintenance costs incurred.
(3)The above segment information includes the results of Mercedes from April 7, 2021, the date of acquisition as part of the Premier Acquisition, to April 21, 2022, the date of disposition (note 3(a)).
(4)The above segment information includes the Company's 50% share of the results of Greenstone from April 7, 2021, the date of acquisition as part of the Premier Acquisition, and its 60% share of the results of Greenstone from April 16, 2021.
(5)Corporate and other includes the results of Pilar until April 16, 2021, the date of disposition.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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14.    SEGMENT INFORMATION (CONTINUED)

	Total assets		Total liabilities
	September 30, 2022	December 31, 2021	September 30, 2022	December 31, 2021
Mesquite	$311,273	$332,555	$(67,231)	$(74,543)
Castle Mountain	287,013	261,631	(21,428)	(25,607)
Los Filos	1,091,117	1,108,533	(241,356)	(274,664)
Mercedes(1)	—	207,538	—	(85,849)
Aurizona	325,551	363,703	(43,521)	(51,546)
Fazenda	119,822	138,143	(40,452)	(41,325)
RDM	147,245	119,468	(17,920)	(20,515)
Santa Luz	308,311	234,490	(29,418)	(22,016)
Greenstone	698,793	498,529	(151,125)	(120,657)
Corporate and other(2)	395,172	702,771	(767,909)	(665,294)
	$3,684,297	$3,967,361	$(1,380,360)	$(1,382,016)
(1)At December 31, 2021, the assets and liabilities of Mercedes were classified as held for sale. Mercedes was sold on April 21, 2022 (note 3(a)).
(2)Total assets for corporate and other includes the Company's investments in i-80 Gold and Sandbox (note 6).

	Capital Expenditures(1)
Nine months ended September 30,	2022	2021
Mesquite	$30,033	$92,043
Castle Mountain	14,662	10,142
Los Filos	57,188	70,307
Mercedes	7,232	6,365
Aurizona	28,563	16,103
Fazenda	9,660	12,460
RDM	25,847	24,071
Santa Luz	49,362	48,536
Greenstone	245,235	31,441
Corporate and other(2)	11,239	8,471
	$479,021	$319,939
(1)Includes accrued expenditures.
(2)Capital expenditures for corporate and other for the nine months ended September 30, 2021 includes capital expenditures at Pilar until April 16, 2021, the date of disposition.
15.    SUPPLEMENTAL CASH FLOW INFORMATION
The changes in non-cash working capital during the three and nine months ended September 30, 2022 and 2021 were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Decrease in trade and other receivables	$16,368	$21,788	$5,267	$17,922
(Increase) decrease in inventories	(3,070)	(6,968)	(40,864)	4,599
Decrease in prepaid expenses and other current assets	9,807	7,402	5,268	3,708
Increase (decrease) in accounts payable and accrued liabilities	16,601	(5,784)	(23,078)	(2,750)
Changes in non-cash working capital	$39,706	$16,438	$(53,407)	$23,479

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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16.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company's financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At September 30, 2022	Level 1(3)	Level 2(4)	Level 3(5)	Total
Marketable securities(1)	$70,048	$—	$—	$70,048
Derivative assets(2)	—	33,973	—	33,973
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(5,775)	(7,218)	(12,993)
Net financial assets (liabilities)	$70,048	$28,198	$(4,924)	$93,322

At December 31, 2021
Marketable securities(1)	$240,530	$—	$—	$240,530
Derivative assets(2)	—	124,452	—	124,452
Other financial assets(1)	—	—	2,294	2,294
Derivative liabilities(2)	—	(78,271)	(6,586)	(84,857)
Net financial assets (liabilities)	$240,530	$46,181	$(4,292)	$282,419
(1)Marketable securities and other financial assets are measured at FVOCI.
(2)Includes current and non-current derivatives (note 8).
(3)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(4)The fair values of derivative assets and certain derivative liabilities are measured using Level 2 inputs. The fair values of the Company's investments in warrants, share purchase warrants and Solaris warrant liability are determined using the Black Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility. The fair values of the Company's gold collar and forward contracts are based on forward metal prices, and the fair values of the Company's foreign currency contracts are based on forward foreign exchange rates.
(5)The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.
There were no amounts transferred between levels of the fair value hierarchy during the nine months ended September 30, 2022.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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16.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At September 30, 2022, the fair values of the Company's financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		September 30, 2022		December 31, 2021
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Non-current receivables from asset sales(1)	3	$9,500	$9,500	$10,321	$10,321
Credit Facility(2)	2	460,125	479,966	279,621	287,255
Convertible Notes(3)	2	265,636	286,075	261,061	384,143
(1)The fair values of non-current receivables from sales of the Company's non-core assets are calculated as the present value of expected future cash flows based on expected amounts and timing of future cash flows discounted using a market rate of interest for similar instruments.
(2)The fair value of the Credit Facility is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(3)The fair value of the Convertible Notes at September 30, 2022 represents the fair value of the debt component of $263.3 million (December 31, 2021 – $277.7 million) and the fair value of the equity component of $22.8 million (December 31, 2021 – $106.4 million). The fair value of the debt component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(4)At September 30, 2022 and December 31, 2021, the carrying amounts of the Company's cash and cash equivalents, restricted cash, trade and other current receivables, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to the short-term nature of the instruments.

17.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT
The Company is exposed in varying degrees to a variety of financial instrument related risks including credit risk, liquidity risk and market risk. The Company's exposures to financial risks and the Company’s objectives, policies and processes for managing those risks are described in note 32 to the Company's consolidated financial statements for the year ended December 31, 2021. There were no significant changes to the Company's exposures to financial risks or to the Company's management of its exposures during the three and nine months ended September 30, 2022 except as noted below.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. At September 30, 2022, the Company had financial, operating and capital commitments of $379.0 million which require settlement within the next twelve months.
During the three and nine months ended September 30, 2022, the Company generated cash flows from operations of $54.1 million and $10.9 million, respectively (three and nine months ended September 30, 2021 – $64.8 million and $165.4 million, respectively). At September 30, 2022, the Company held cash and cash equivalents of $141.9 million (December 31, 2021 – $305.5 million) and marketable securities of $70.0 million (December 31, 2021 – $240.5 million). At September 30, 2022, the Company's working capital, defined as current assets less current liabilities, was $370.2 million (December 31, 2021 – $760.7 million). The Company has a $700 million Revolving Facility available for general corporate purposes, other than for repayment of amounts owing under the 2019 and 2020 Convertible Notes (note 7). On November 2, 2022, there was $127.2 million available under the Revolving Facility. Inflationary pressures and a stagnant to declining gold price have contributed to increasing risks that cash flow from operations and other sources of liquidity will be insufficient to meet the Company’s financial obligations as they become due and fund the Company’s ongoing development and construction projects.
The Company's objective in managing its liquidity risk is to ensure there is sufficient capital to meet its short-term business requirements after taking into account the Company's holdings of cash and cash equivalents. The Company seeks to manage its liquidity risk through a rigorous planning, budgeting and forecasting process to help determine the funding requirements to support its current operations, development and expansion plans.

Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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17.    FINANCIAL INSTRUMENT RISKS AND RISK MANAGEMENT (CONTINUED)
Liquidity Risk (continued)
The Company also manages its liquidity risk by managing its capital structure. The Company's primary objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, as well as having sufficient liquidity to fund suitable business opportunities as they arise. The Company makes adjustments to its capital structure as necessary in light of current economic conditions. The Company, upon approval from its Board of Directors, seeks to balance its overall capital structure through new share issues or by undertaking other activities as deemed appropriate under the specific circumstances. To maintain its capital structure, the Company may, from time to time, issue or buy back equity, draw down or repay debt, or sell assets.
18.    CONTINGENCIES
At September 30, 2022, the Company had the following outstanding matters which could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At September 30, 2022, the Company recognized a provision of $11.6 million (December 31, 2021 – $11.6 million) for legal matters which is included in other non-current liabilities.
(b)Environmental
A historic rain event caused widespread flooding in the Aurizona region in March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at September 30, 2022 totaling $10.1 million (December 31, 2021 – $9.2 million). In addition to the fines, public civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.